ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

June 24, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to your letter dated June 7, 2011 concerning our correspondence filed on May 25, 2011. This was a response to your second letter dated April 27, 2011 and your original letter dated March 2, 2011 with comments and questions about our Form 10-K submission for our fiscal year ended 09/30/2010. Our response will correspond to the points referenced in your letter. We had previously requested on June 21, an extension to June 27, 2011 in response to your letter dated June 7, 2011.

The Company will be submitting a revised Form 10-K/A for the period ended September 30, 2010 within the next 30 days and Form 10-Q/A for the period ended December 31, 2010 and Form 10-Q/A for the period ended March 31, 2011. The Registrant, ISA International Inc., is referred to in this letter as the "Company" or "ISAT".

Form 10-K for the Fiscal Year Ended September 30, 2010

Consolidated Financial Statement
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Significant Accounting Policies

1(a) Nature of Business
  1. We will properly file the Indemnification Agreement and Exhibit A with our amended Form 10-K/A filing for the year ended September 30, 2010.

1(j) Financial Instruments

  2. We reclassified our Finance Receivables from Level 3 to Level 2 fair value hierarchy because the method used to value the assets consists of using the readily observable inputs of the actual cost of the acquired receivables adjusted by the actual amount of gross collections received on the portfolios by the Company. In accordance with the use of lower-of-cost-or-market accounting, the Company does a quarterly review of the receivables value where it compares the carrying cost to the forecasted estimated collection value. If the Estimated Future Collection Value (EFCV),less our estimated collection cost is less than the actual finance receivables carrying value, the Company would take a write down of the receivables value, referred to as an impairment charge. This impairment charge would be based on readily observable data which is a level 2 input. If we were to change our inventory valuation method to using the interest method of revenue recognition under FASB ASC 310 and then our Finance Receivables valuation would change from Level 2 to Level 3 due to the unobservable inputs in using the interest method.
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Item 9A. Controls and Procedures
   3. Section 9A - Controls and Procedures has been changed to be in compliance with Items 307 and 308 of Regulation S-K in our proposed revised statement below to be included with our revised Form 10-K/A submission.

 Item 9A. CONTROLS AND PROCEDURES

(a) Management's Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

ISA International Inc., under the direction, supervision, and participation of our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, has conducted an evaluation as of the end of the period covered by this report, of the effectiveness of the design and operation of disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 240.15d-15(e) of the Securities Exchange Act of 1934).

Based on this evaluation done during March 2011, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2010, the Company's disclosure controls and procedures were not effective due to material weaknesses in its disclosure controls over financial reporting as of the end of the period covered by this annual report on Form 10-K/A.

(b) Management's Annual Report on Internal Control Over Financial Reporting

The management of ISA Internationale Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the direction, supervision, and participation of, our Chief Executive Officer and Chief Financial Officer and effected by management and other personnel, our management and certifying officers conducted an evaluation as of the end of the period covered by this report, of the effectiveness of internal control over financial reporting based on the framework in Internal-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-Framework).

Based on the results of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of September 30, 2010, our controls were not effective.

Material weaknesses and errors were discovered in the reporting of collection revenues and costs on our Company owned portfolios overstating income and expense. Our required procedures to review accounting functions were improperly managed. The procedures were in place but were not always adhered to by management and accounting personnel.

As a result of these material weaknesses, the Company financial reports contained in our original 10-K submission for the period ended September 30, 2010 contained errors overstating the reporting of Gross collections revenues and Cost of Collections expense on our Company owned portfolios using the cost recovery method. There were no errors in the reporting of our other sources of revenue or General and Administrative Expenses. The net result after correcting these errors produced a negative adjustment to our net operating income of $12,423. Another correction was to record a legal settlement expense accrued for $4,500 as of September 30, 2011. This amount had been paid in the quarter ended December 31, 2011. This expense was incorrectly reported on September 30, 2011, as a subsequent event.
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As a result of this reevaluation of controls and procedures completed during the month of March, 2011, the Company has instituted changes to insure that proper accounting standards are being met and followed by accounting personnel and management and the Chief Executive Officer and CFO has concluded that controls are effective as of the filing date of this Form 10-K/A report.

This Report does not include an attestation report of the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission permitting the Company to provide only the management report in this report.




Form 10-Q, for the Fiscal Quarter Ended March 31, 2011

Item 4. CONTROLS AND PROCEDURES

Management's Conclusion Regarding the effectiveness of Disclosure Controls and Procedures

   4. Management believes that disclosure controls and procedures are effective as of March 31, 2011, due to the fact that all material weaknesses were discovered and corrected prior to filing the 10-Q for the quester ended March 31, 2011. As a result of internal review and audit of our disclosure procedures and internal controls that were conducted by management, we have concluded that March 31, 2011 and forward, the disclosure control procedures are effective.


   5. We understand your request and confirm that the following verbage will be removed in future filings: "on a timely basis in order to comply with the Company's disclusre obligations under the Exchange Act and the rules and regulations promulgated there under."



Item 6. Exhibits and Reports on Form 8-K, page 24

(a) Exhibits 31 and 32
   6. We will update the dating in the exhibits as previously filed had an old date. The revised Form 10-Q/A will have a current date when filed within the next 30 days.

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.